Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,		Years Ended December 31,
	2009		2008		2007		2006		2005		2004

(In thousands)
Earnings from continuing operations before income taxes	$114,668		$431,084		$263,891		$233,442		$175,860		$127,830
Add:
Interest on indebtedness	26,137		47,011		33,311		29,227		36,234		34,227
Amortization of debt expense	623		1,070		796		704		939		1,098
Portion of rents representative of the interest factor	7,635		10,823		8,578		7,735		7,392		7,089
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	(114)		(66)		427		(61)		(631)		(1,055)

Earnings (as defined)	$148,949		$489,922		$307,003		$271,047		$219,794		$169,189

Fixed charges:
Interest on indebtedness	$26,137		$47,011		$33,311		$29,227		$36,234		$34,227
Amortization of debt expense	623		1,070		796		704		939		1,098
Portion of rents representative of the interest factor	7,635		10,823		8,578		7,735		7,392		7,089

Total fixed charges	$34,395		$58,904		$42,685		$37,666		$44,565		$42,414

Ratio of earnings to fixed charges	4.3	x	8.3	x	7.2	x	7.2	x	4.9	x	4.0x